Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 39
DATED NOVEMBER 1, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 39 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 39 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 38 dated October 22, 2004, and Supplement No. 37 dated October 13, 2004, (Supplement No. 37 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and October 13, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Academy Sports & Outdoors, Midland, Texas

On October 29, 2004, we purchased a newly constructed freestanding retail center known as Academy Sports & Outdoors, containing 61,654 gross leasable square feet. The center is located at 5312 West Wadley Avenue in Midland, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $4,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $73 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, Academy Sports & Outdoors, will lease 100% of the total gross leasable area of the property. The lease term will be determined in accordance with the tenant's commencement date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Academy Sports & Outdoors	61,654	100	5.91	11/04	10/24

For federal income tax purposes, the depreciable basis in this property will be approximately $3,375,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

CVS Drugstore, Sylacauga, AL

On October 29, 2004, we purchased a newly constructed 10,055 square foot retail building, leased to CVS Drugstores. The center is located at 2 North Broadway Avenue in Sylacauga, Alabama.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $3,066,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $305 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, CVS Drugstore, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

CVS Drugstore	10,055	100	22.99	07/04	01/30

For federal income tax purposes, the depreciable basis in this property will be approximately $2,299,500. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Gurnee Town Center, Gurnee, Illinois

On October 28, 2004, we purchased an existing shopping center known as Gurnee Town Center, containing 179,840 gross leasable square feet. The center is located at 7105 Grand Avenue in Gurnee, Illinois.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $44,300,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $246 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Linens 'N Things, Old Navy, Borders, Inc. and Cost Plus, Inc., each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Linens 'N Things	34,075	19	11.47	12/00	01/11

Old Navy	25,090	14	14.00	02/01	01/06

Borders Books & Music	24,878	14	16.00	10/00	01/21

Cost Plus World Market	18,300	10	14.00	10/00	01/11

For federal income tax purposes, the depreciable basis in this property will be approximately $33,225,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Gurnee Towne Center was built during 2000. As of October 1, 2004, this property was 96% occupied, with a total 172,290 square feet leased to 26 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Oreck Floor Care Centers	1,600	07/05	35,200	22.00
Earthly Goods	2,300	12/05	42,550	18.50
Old Navy	25,090	01/06	351,260	14.00
Quizno's Classic Subs	1,600	02/06	44,800	28.00
Famous Footwear	8,650	01/06	155,700	18.00
Hallmark Creations	6,405	02/06	115,290	18.00
Salon Bliss	1,785	04/06	48,195	27.00
Supercuts	1,200	05/06	33,600	28.00
After Hours Formalwear	1,050	06/06	31,500	30.00
Cali Nails	1,000	11/06	30,000	30.00
Towne Vision Center	1,360	12/06	40,800	30.00
RadioShack	2,700	01/07	81,000	30.00
Slott's Hots	2,000	09/07	67,900	33.95
Linens 'N Things	34,075	01/11	391,000	11.47
Cost Plus World Market	18,300	01/11	256,200	14.00
PPG Architectural Finishes	4,000	01/11	76,000	19.00
AT & T Wireless	2,800	01/11	72,800	26.00
Panda Express	2,240	02/11	62,720	28.00
Starbucks	2,500	03/11	75,000	30.00
Signature	1,600	04/11	48,000	30.00
Bedding Experts	3,500	04/11	105,000	30.00
Giordano's	3,200	07/11	96,000	30.00
Bath & Body Works	2,340	01/12	51,480	22.00
The Avenue	5,250	01/13	94,500	18.00
Pier 1 Imports	10,867	02/14	217,340	20.00
Borders Books & Music	24,878	01/21	398,048	16.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Academy Sports & Outdoors, Port Arthur, Texas

On October 26, 2004, we purchased a newly constructed freestanding retail center known as Academy Sports & Outdoors, containing 61,001 gross leasable square feet. The center is located at Memorial Boulevard at Highway 365 in Port Arthur, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $5,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $82 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, Academy Sports & Outdoors, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Academy Sports & Outdoors	61,001	100	6.56	11/04	10/24

For federal income tax purposes, the depreciable basis in this property will be approximately $3,750,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plaza at Riverlakes, Bakersfield, California

On October 25, 2004, we purchased an existing shopping center known as Plaza at Riverlakes, containing 102,836 gross leasable square feet. The center is located at Hageman Road and Calloway Drive in Bakersfield, California.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $17,400,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $169 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Ralph's Grocery Store, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ralph's Grocery Store	58,000	56	6.03	11/01	11/26

For federal income tax purposes, the depreciable basis in this property will be approximately $13,050,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plaza at Riverlakes was built during 2001. As of October 1, 2004, this property was 100% occupied, with a total 102,836 square feet leased to 22 tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Jane's Jewelers	1,170	12/04	23,868	20.40
State Farm Insurance	1,170	12/04	24,300	20.77
Team Gear	1,463	01/06	28,944	19.78
Coldwell Banker	2,260	06/06	45,288	20.04
Movie Gallery	4,800	11/06	100,800	21.00
Pacific West Wireless	1,495	12/06	31,392	21.00
Desired Image Tanning Salon	1,275	02/07	26,772	21.00
Angel Food Donuts	1,268	02/07	24,684	19.47
Supercuts	1,202	02/07	26,916	22.39
One House Martinizing	1,200	04/07	25,956	21.65
Miss Holiday	1,360	06/07	24,480	18.00
R.J.'s at Riverlakes	2,500	08/07	82,932	33.17
Teaze Salon	1,885	10/07	29,748	15.78
Xanders Grill	2,000	10/07	42,012	21.01
Planet Smoothie	1,490	09/09	29,508	19.80
Wells Fargo Financial	1,925	09/09	47,580	24.72
Dewar's Candy Shop	2,885	12/11	48,468	16.80
Baja Fresh Mexican Grill	3,010	03/13	61,404	20.40
Fitness 19	7,200	03/13	127,728	17.74
The UPS Store	1,778	05/13	37,344	21.00
Quick One Chinese	1,500	06/14	30,060	20.04
Ralph's Grocery Store	58,000	11/26	350,004	6.03

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of October 28, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	166,869,901	1,668,619,026	173,247,448	1,495,371,578

Shares sold pursuant to our distribution reinvestment program	2,041,463	19,393,903	-	19,393,903

	168,931,364	1,688,212,929	173,247,448	1,514,965,481

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.